Exhibit (d.2)

Schedule A

to the

Investment Advisory Agreement dated December 6, 2011

between

iShares U.S. ETF Trust

and

BlackRock Fund Advisors

Pursuant to Section 6, the Trust shall pay the Adviser compensation at the following annual rates:

Fund	Annual Fee
iShares Inflation Hedged Corporate Bond ETF	0.20%
iShares Inflation Hedged High Yield Bond ETF	0.55%
iShares Inflation Hedged U.S. Aggregate Bond ETF	0.13%
iShares Interest Rate Hedged Corporate Bond ETF	0.30%
iShares Interest Rate Hedged High Yield Bond ETF	0.65%
iShares Interest Rate Hedged Long-Term Corporate Bond ETF	0.35%
iShares Interest Rate Hedged U.S. Aggregate Bond ETF	0.13%
iShares Short Duration Bond Active ETF	0.25%
iShares Short Maturity Municipal Bond Active ETF	0.25%
iShares U.S. Consumer Focused ETF	0.18%
iShares U.S. Tech Independence Focused ETF	0.18%
iShares Ultra Short-Term Bond Active ETF	0.08%

Amended and Approved by the Board of Trustees of iShares U.S. ETF Trust on June 5, 2024.